Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Minutes of the Meeting of the Board of Directors held on September 29, 2016
2.	Market Annoucement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (09/2016)

Date, Time and Location:

September 29, 2016, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned, including participations by conference call.

Decisions:

After analyzing and discussing, the members of the Board of Directors unanimously resolved:

(i)	to authorize the issuance and placement of debt securities in the international market denominated Notes, to be issued by Ultrapar International S.A. (“Ultrapar International”) up to US$ 750,000,000.00 (seven hundred and fifty million US dollars), with maturity in october, 2026 (“Maturity Date” and “Issuance”). The Issuance will accrue interest of 5.25% per year and was priced at 98.097% of its face value. The yield to investor is 5.50% per year. Interest shall be paid semi-annually until Maturity Date. The Notes will be offered to “qualified institutional buyers”, as such term is defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”) and to certain investors outside the United States of America in reliance upon Regulation S under the Securities Act;

(ii)	to authorize the provision of an unconditional, irrevocable and comprehensive guarantee by the Company of the obligations related to the Issuance, according to the Indenture;

(iii)	to authorize the provision of an unconditional, irrevocable and comprehensive guarantee by Ipiranga Produtos de Petróleo S.A. (“IPP”), a Company’s wholly owned subsidiary, of the obligations related to the Issuance, according to the Indenture;

(iv)	to authorize the management of the Company, Ultrapar International and IPP to execute any and all documents and its amendments, undertake all necessary acts for the execution of the Issuance and the provision of guarantees and any other ancillary acts to the Issuance, such as its hedge and the internalization of the amount of the Issuance (including through pre-export payment), as well as hiring (a) financial institutions to intermediate and coordinate the Issuance; and (b) other service providers for the Issuance, including the trustee, the credit rating agency and legal advisors, among others, as well as negotiate and execute its contracts and set their fees; and

(v)	ratify the measures taken by the management of the Company, Ultrapar International and IPP in relation to the resolutions above.

(Minutes of the Meeting of the Board of Directors Ultrapar Participações S.A., held on September 29, 2016)

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nr 33.256.439/0001- 39 NIRE 35.300.109.724 MARKET ANNOUNCEMENT

ULTRAPAR, THROUGH ITS SUBSIDIARY ULTRAPAR INTERNATIONAL S.A., ISSUED US$750 MILLION IN NOTES DUE OCTOBER 2026

São Paulo, Brazil, September 29, 2016 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that it has priced today an offering of US$750 million debt securities in the international market (“Notes”), to be issued by its subsidiary, Ultrapar International S.A. (“Ultrapar International”). The Notes will mature in 2026 and will accrue interest of 5.25% per year, that shall be payed semi-annually, and was priced at 98.097% of its face value. The yield to investor is 5.50% per year. The Notes will be unconditionally and irrevocably guaranteed by Ultrapar and by Ipiranga Produtos de Petróleo S.A. The net proceeds from the offering and sale of the Notes will be used for general corporate purposes.

The Notes were offered to “qualified institutional buyers”, as such term is defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”) and to certain investors outside the United States in reliance upon Regulation S under the Securities Act.

The issuance was coordinated by BB Securities Limited, Banco Bradesco BBI S.A., Morgan Stanley & Co. LLC and Santander Investment Securities Inc. and have not been, and will not be registered with the Brazilian Securities Commission (“CVM”) or the Securities and Exchange Comission (“SEC”) under the Securities Act, pursuant to applicable laws and regulations.

This notice should not be construed as an offer to sell or solicitation of an offer to purchase the Notes, or an offer, solicitation or sale of Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of Meeting of the Board of Directors held on September 29, 2016 and Market Annoucement)